Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiaries

Name	Jurisdiction of Formation

Chengdu Jiulin Kefu Technology Co., Ltd.	PRC
Heng Guang Shun Da Co., Ltd.	British Virgin Islands
Heng Guang Holdings Co., Ltd.	Hong Kong

Various Interest Entities

Name	Jurisdiction of Formation

Sichuan Heng Guang Insurance Agency Co., Ltd.,	PRC
Heng Yun Da Technology (Chengdu) Co., Ltd.	PRC